Husqvarna

October 31, 2006

U.S Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporating Finance
100 F Street, N,E, Mail Stop 3628
Washington, D.C. 20549
United States of America

Re: Husqvarna AB (publ) 12g3-2(b) Exemption No 082-34966

Dear Sir or Madam,
Husqvarna AB (publ), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b). Husqvarna´s 12g3-2(b). filing number (as provided by the SEC) is 082-34966. The attached document was distributed/made public in both and English and a Swedish version. The English version is attached.

Please call with any questions concerns.

Yours sincerely

Åsa Stenqvist
Senior Vice President
Communications and Investor Relations

Address	Visiting Address	Telephone	Fax	Reg. No.	Web site
HUSQVARNA AB (publ) Box 30224 SE-104 25 Stockholm SWEDEN	S:t Göransgatan 143	+46-36 14 65 00	+46 8 738 64 01	556000-5331	www.husqvarna.com

Husqvarna

Press release

Stockholm, 31 October 2006

Husqvarna in joint venture in China for diamond tools

Husqvarna has signed an agreement to establish a joint venture with Hebei Jikai Industrial Co Ltd in China (Jikai), which will include Jikai's operation in diamond tools.

Jikai is one of the largest producers in China of diamond tools for the construction industry, and has a leading position in the domestic market. Jikai manufactures a complete range of diamond tools including sintered blades, laser-welded and brazed blades, grinding cups and wheels, as well as drilling tools. Sales in 2005 amounted to CNY 170m (approximately USD 22m), of which about half in China and the rest in the international market.

The establishment of the joint venture is expected to be completed by the end of 2006. Husqvarna will own 80% of the company.

"The agreement with Jikai will give us a stronger presence in the fast-growing Chinese market and the rest of Asia. Furthermore, it will complement our global product offering with additional diamond tools for the construction market. We also expect substantial synergies in manufacturing and purchasing", says Anders Ströby, Head of Husqvarna Construction Products.

For more information, please contact Anders Ströby, Head of Construction Products, tel. + 32-68-251211 or Åsa Stenqvist, Senior Vice President, Corporate Communications and Investor Relations, tel. +46 8 738 64 94

Husqvarna is the world's largest producer of chainsaws, lawn mowers and other portable petrol-powered garden equipment such as trimmers and blowers. The Group is also a world leader in diamond tools and cutting equipment for the construction and stone industries. Net sales in 2005 were SEK 28.8 billion and the average number of employees was 11,700.